Exhibit 23(d)(2)(b)

FORM OF

EXHIBIT A

Name of Series	Commencement Date	Sub-Advisory Fee The fees will be based on the average daily net assets of the Series managed by the Sub-Adviser, and calculated as described in Section 5 of the foregoing Agreement.
AARP Conservative Fund	January 3, 2006	0.005%
AARP Moderate Fund	January 3, 2006	0.005%
AARP Aggressive Fund	January 3, 2006	0.005%
AARP Income Fund	September 29, 2006	0.005%